Exhibit 99.1

January 4, 2017

Press release

Turquoise Hill appoints Maryse Saint-Laurent as director

VANCOUVER, CANADA – Turquoise Hill Resources today announced the appointment of Maryse Saint-Laurent, ICD.D, to the Company’s Board as an independent director effective January 4, 2017.

Ms. Saint-Laurent is an accomplished legal executive, corporate director and senior advisor to boards and management teams with almost 20 years of experience in the energy and electricity sectors. Since 2015, she has served as a legal and governance advisor. From 2013 until 2015, Ms. Saint-Laurent was Vice-President Legal and Corporate Secretary (General Counsel) for TransAlta Renewables Inc. From 2005 until 2015, she was Corporate Secretary and later appointed Vice-President Legal for TransAlta Corporation. From 2001 until 2005, Ms. Saint-Laurent served as Corporate Secretary and General Counsel for TC PipeLines, LP. From 1997 until 2005, she was Senior Legal Counsel at TransCanada Corporation. From 1981 until 1992, Ms. Saint-Laurent served in a variety of labour and human resources positions. Ms. Saint-Laurent currently serves as a director for the Alberta Securities Commission, Western Sky Land Trust and the Calgary Prostate Cancer Centre.

Newly appointed Turquoise Hill Chairman, Peter Gillin, said, “We welcome Maryse to the Turquoise Hill Board and look forward to benefitting from her diverse background as a legal executive as well as an experienced director.”

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ) is an international mining company whose primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia.

Contact

Investors and Media

Tony Shaffer

Office: +1 604 648 3934

Email: tony.shaffer@turquoisehill.com

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Turquoise Hill Resources Ltd. Suite 354 – 200 Granville Street Vancouver, British Columbia Canada V6C 1S4 T 604 688 5755 www.turquoisehill.com